Exhibit 99.1

OIO Group Announces New Leadership, Board Appointments and Strategic Roadmap for Ultra-Luxury Mobility Platform

Hong Kong, 1 May, 2026 - OIO Group (NASDAQ: OIO) (“OIO Group” or the “Company”) today announced the appointment of its post-combination Board of Directors and executive leadership team, following the completion of its business combination, marking a significant milestone in the Company’s planned evolution as a Nasdaq-listed ultra-luxury mobility platform.

Details regarding the completion of the business combination with De Tomaso Automobili Holdings Limited (“De Tomaso”), post-closing capitalisation and ownership information were previously disclosed in a current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2026. Information on the newly appointed Board and executive leadership team was disclosed in a current report on Form 6-K filed with the SEC on May 1, 2026.

Following its first post-combination Board meeting, the Company outlined its strategic roadmap for developing into a global ultra-luxury mobility platform anchored by De Tomaso, focused on rare marques, specialist engineering capabilities, collector-focused programmes, disciplined capital allocation, and long-term shareholder value creation.

“This marks the beginning of a new chapter for OIO Group,” said Norman Choi, the new Chairman and Chief Executive Officer of OIO Group. “Our experience in creating and reviving specialist automotive marques has shown us that the world’s most discerning collectors are not looking for volume - they are looking for rarity, authenticity, craftsmanship and mechanical emotion. We believe OIO Group is well positioned to build a differentiated ultra-luxury mobility platform that seeks to translate these principles into enduring brand and shareholder value.”

Strategic Direction

OIO Group intends to evolve beyond a single-brand automotive company into a curated platform of ultra-luxury automotive marques and specialist capabilities.

The Company expects to evaluate opportunities across the ultra-luxury automotive ecosystem, including potential acquisitions, partnerships, and investments in special situations, under-optimised assets, legacy suppliers, niche manufacturers, and adjacent segments such as restomodification and heritage engineering.

The strategy is expected to focus on low-volume, high-value programmes aligned with the preferences of collectors seeking rarity, analogue engagement, craftsmanship, and authenticity.

Execution Priorities

Near-term priorities include establishing De Tomaso as the anchor platform, progressing customer programmes and working to advance initial vehicle deliveries with an emphasis on quality, craftsmanship, and brand integrity, strengthening brand positioning around rarity, craftsmanship, and mechanical engagement, and developing a disciplined framework for evaluating strategic acquisitions, partnerships, and specialist capabilities.

With the business combination completed and the post-combination leadership structure established, OIO Group is now focused on translating its platform strategy into tangible execution milestones, including customer programme progression and initial vehicle delivery readiness.

The Company believes the ultra-luxury automotive market remains distinct from mainstream mobility. While mass manufacturers focus on scale and automation, OIO Group intends to participate in collector-focused segments where exclusivity, provenance, and emotional engagement remain central to long-term brand value.

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Platform Development

Over the medium term, OIO Group expects to pursue selective acquisitions and partnerships to expand its portfolio of specialist capabilities, while developing bespoke and ultra-limited programmes for a global collector base.

The Company believes this platform approach can create a more resilient and scalable model by reducing reliance on any single marque, model cycle, or vehicle programme.

Ownership Alignment

Following the closing of the business combination, De Tomaso principals collectively hold approximately 95.8% of OIO Group’s issued and outstanding ordinary shares, including Norman Choi’s approximately 67.6% stake. As disclosed in the Company’s proxy statement and related transaction materials, these shareholders are subject to lock-up agreements ranging from 6 to 12 months from closing, subject to customary exceptions.

About OIO Group

OIO Group Limited (NASDAQ: OIO), formerly known as ESGL Holdings Limited, is a Nasdaq-listed company focused on building and scaling distinctive operating businesses with strong brand heritage, engineering capability, and long-term growth potential. Following the completion of its business combination with De Tomaso in April 2026, OIO Group is repositioning as a brand-led operating platform anchored in luxury mobility and advanced engineering. The Company operates through De Tomaso Automobili and Environmental Solutions (Asia) Pte. Ltd., and is expanding into complementary sectors where brand strength, engineering excellence, and disciplined value creation intersect. OIO Group’s strategy is to combine operational execution with disciplined capital allocation to build a focused portfolio of high-quality businesses with global growth potential. For more information, including the Company’s filings with the SEC, please visit https://oio.io

Forward-Looking Statements

Certain statements in this press release may be considered to contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of management of OIO Group. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the SEC by the Company and in other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by the Company in this press release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

OIO Group Investor Relations Department

Email: investors@oio.io

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